Exhibit 99.1

Descartes Reports Record Earnings for Fiscal 2007

Annual net income increases 33% year over year; improved operating performance and increased revenues contribute to profits

WATERLOO, ONTARIO, March 7, 2007 —Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2007 fourth quarter (Q4FY07) and year (FY07) ended January 31, 2007. All financial results referenced are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

Q4FY07 Financial Results

As described in more detail below, key financial highlights for Descartes in Q4FY07 included:

•	Revenues of $13.6 million, up $2.1 million or 18% from $11.5 million in the fourth quarter of fiscal 2006 (Q4FY06) and up from $13.4 million in the previous quarter (Q3FY07);
•	Gross margin of 66%, improved from 64% in Q4FY06 and compared to 68% in Q3FY07;
•	Net income of $1.2 million, up 20% from Q4FY06 and up 200% from Q3FY07;
•	Earnings per share of $0.03, improved from $0.02 in Q4FY06 and $0.01 in Q3FY07;
•

EBITDA of $3.3 million, up 50% from $2.2 million in Q4FY06 and up 10% from EBITDA of $3.0 million in Q3FY07. EBITDA as a percentage of revenues was 24% in Q4FY07, compared to 19% in Q4FY06 and 22% in Q3FY07.

EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, convertible debenture costs, deferred compensation and stock-based compensation, and the impairment of goodwill). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release; and

•	Days sales outstanding (DSOs) of 46 days, compared to 41 days in Q4FY06.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except per share amounts):

	Q4FY07	Q3FY07	Q2FY07	Q1FY07	Q4FY06
Revenues	13.6	13.4	13.3	11.7	11.5
Gross margin (% of revenues)	66%	68%	67%	65%	64%
Net income	1.2*	0.4*	1.1*	1.2*	1.0
Earnings per share	0.03	0.01	0.02	0.03	0.02
EBITDA	3.3	3.0	2.8	2.4	2.2
EBITDA % of revenues	24%	22%	21%	21%	19%

* Total expenses include contingent acquisition consideration from Descartes’ FY07 acquisitions of Flagship Customs Services and ViaSafe (Q4FY07 $0.5 million; Q3FY07 $1.2 million; and Q2FY07 $0.3 million). Total expenses also include stock-based compensation expense (Q4FY07 $0.2 million; Q3FY07 $0.2 million; Q2FY07 $0.1 million; and Q1FY07 $0.2 million) as a result of Descartes’ adoption in Q1FY07 of a new accounting standard (SFAS 123R) that requires the expensing of stock-based compensation.

“Our operational results have improved again this quarter,” said Brandon Nussey, Descartes’ CFO. “Our recent acquisitions are performing well and our core operations are generating cash. This, together with our solid, debt-free balance sheet, creates an excellent platform from which to continue delivering value to our customers and shareholders.”

“Our primary focus is to improve the productivity and performance of our customers’ operations, and this has once again translated into solid financial results for Descartes,” commented Arthur Mesher, Descartes’ CEO. “We enable our customers to manage transportation costs, streamline logistics operations, efficiently communicate with logistics partners, comply with customs and border security initiatives, and differentiate their service offerings. Our customers acknowledge that these are complex challenges that, when solved using leading technology solutions like ours, can present significant cost savings and service improvements. With the lower up-front investment required to access our software-as-a-service model, we’re finding more customers able to drive value from our unique logistics technology.”

FY07 Financial Results

Also, as described in more detail below, key financial highlights for Descartes in FY07 included:

•	Revenues of $52.0 million, increased $6.3 million or 14% from $45.7 million in the previous fiscal year (FY06);
•	Gross margin of 66%, up from 60% in FY06;
•	Net income of $4.0 million, improved $1.0 million or 33% from $3.0 million in FY06;
•	Earnings per share of $0.09, improved by $0.02 or 29% from $0.07 per share in FY06;
•

EBITDA of $11.5 million, increased by $4.5 million or 64% from EBITDA of $7.0 million in FY06. EBITDA as a percentage of revenues was 22% in FY07, compared to 15% of revenues in FY06. As described above, EBITDA is a non-GAAP financial measure provided as a complement to financial results provided in accordance with GAAP that excludes items that are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income is provided later in this release; and

•	Cash, cash equivalents and marketable securities of $21.9 million at the end of FY07.

The following table summarizes Descartes’ results in the categories specified below over the past two fiscal years (FY07 data unaudited, dollar amounts in millions, except per share amounts):

	FY07	FY06
Revenues	52.0	45.7
Gross margin (% of revenues)	66%	60%
Net income	4.0*	3.0
Earnings per share	0.09	0.07
EBITDA	11.5	7.0
EBITDA % of revenues	22%	15%

* FY07 total expenses include $2.0 million of contingent acquisition consideration from Descartes’ FY07 acquisitions of Flagship Customs Services and ViaSafe, and $0.7 million in stock-based compensation expense as a result of Descartes’ adoption in FY07 of SFAS 123R.

Adjustment to FY07 Opening Accumulated Deficit

Descartes adopted SEC Staff Accounting Bulletin No. 108 (“SAB 108”) for FY07, which provides interpretive guidance as to how public companies should quantify financial statement errors. Under SAB 108 public companies are required to consider both a “rollover” method which focuses primarily on the income statement impact of errors and an “iron curtain” method which focuses primarily on the balance sheet impact of errors. The transitional provisions of SAB 108 guide public companies to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. In applying SAB 108, Descartes considered the results of a company-initiated voluntary review of its stock option granting process since 1997, which review was completed by a Special Committee of independent directors with the assistance of independent external legal counsel. This review did not identify any fraud or intentional wrongdoing. The review did identify certain inadvertent administrative errors in grants prior to 2004 resulting in an aggregate understatement of approximately $1.5 million in non-cash stock-based compensation expense over the seven fiscal years ended January 31, 2006. Descartes has concluded that the impact of these errors was immaterial to prior fiscal years under the “rollover” method that it has historically used, but that the cumulative errors are material to the FY07 financial statements based on the “iron curtain” method. Accordingly, the opening accumulated deficit for FY07 was increased by $1.5 million from $407.7 million to $409.3 million, with an offsetting $1.5 million increase to additional paid-in capital, in accordance with the implementation guidance in SAB 108.

FY07 Acquisitions

On April 7, 2006, Descartes acquired Ottawa-based ViaSafe Inc. (“ViaSafe”), a privately-held SaaS provider that helps carriers, customs brokers and logistics services providers across all modes of transportation negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. Descartes paid $7.3 million in cash; issued 307,799 common shares valued at approximately $1.1 million for accounting purposes; and incurred approximately $0.5 million in costs directly attributable to the acquisition. Descartes also assumed ViaSafe’s employee stock option plan pursuant to which outstanding unvested options convert to options to purchase up to 60,000 Descartes common shares.

On June 30, 2006, Descartes acquired Maryland-based Flagship Customs Services, Inc. (“FCS”), an on-demand SaaS provider that helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities, such as U.S. Customs and Border Protection and the Canadian Border Services Agency. FCS also operates the U.S. Census Bureau’s AESDirect service for electronic filing of export information. Descartes paid $25.3 million in cash; issued approximately 1.1 million common shares valued at $4.4 million for accounting purposes; and incurred approximately $0.5 million in costs directly attributable to the acquisition.

On December 6, 2006, Descartes acquired certain assets of privately-held Cube Route Inc. based in Toronto, Ontario. Cube Route provides on-demand logistics management solutions that include planning, routing, sequencing and optimizing of delivery routes, real-time driver and vehicle tracking, and delivery route analysis. Assets acquired included specified accounts receivable, prepaid accounts, customer contracts and prospects, capital assets, trade and service names, technology and other intellectual property. To complete the transaction, Descartes paid approximately $1.6 million in cash, assumed certain Cube Route liabilities and incurred $0.4 million in transactional expenses.

FY07 Contingent Acquisition Consideration

Descartes’ acquisitions of ViaSafe and FCS each included acquisition consideration held in escrow contingent on the continued employment of certain of the former shareholders. This contingent acquisition consideration was generally to be amortized to expense over the original term of the escrow. However, if Descartes elects to terminate the employment of an individual subject to the escrow, then the contingent acquisition consideration for that individual is immediately released and the consideration is expensed in the period of release.

In FY07, Descartes elected to terminate the employment of the former ViaSafe shareholders as part of its integration plans. As a result, all $0.8 million of contingent acquisition consideration for the ViaSafe acquisition was expensed in FY07.

For FCS, $1.2 million of contingent acquisition consideration was amortized in FY07. At the end of Q4FY07, $2.8 million of FCS contingent acquisition consideration remains to be amortized over the period ending June 30, 2008.

Recent Acquisition

On March 6, 2007, Descartes announced that it had completed the acquisition of certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., both based in Long Beach, California. Ocean Tariff Bureau provides tariff filing and publishing services to ocean intermediaries involved in the shipping of cargo into or out of U.S. waters. Blue Pacific helps these same types of companies secure surety bonds required by applicable U.S. law to ship cargo into or out of U.S. waters. Descartes paid $1.0 million cash at closing with up to an additional $0.85 million in cash payable over the next 2.5 years dependent on the financial performance of the acquired assets.

Change in Chief Financial Officer

Descartes announced that Chief Financial Officer Brandon Nussey will be leaving Descartes to become CFO of a private technology company. Mr. Nussey’s departure is currently scheduled for April 1st after Descartes files its FY07 financial statements and CFO certifications in the U.S. and Canada. Descartes plans to shortly announce details of the replacement CFO it has hired with a scheduled start date of April 2nd. Mr. Nussey has agreed to continue to help following his departure to ensure a smooth transition to the replacement.

“I want to thank Brandon for his tremendous contributions to Descartes over the past seven years,” said Arthur Mesher, CEO of Descartes. “In his 3 years as CFO, our financial organization and procedures have been significantly enhanced and we can expect a smooth transition to the new CFO. The board of directors, management and I personally would like to thank him for his valued contribution and wish him well in his new position.”

“I’m proud of the role the finance organization has played in improving our balance sheet and transforming our operational performance,” said Mr. Nussey. “Descartes has provided me an opportunity for tremendous personal and professional growth. While I’m excited about pursuing the new challenges in front of me, I’m also pleased that I’ve helped establish a professional organization that can achieve superior performance under the leadership of the new CFO.”

Conference Call

Members of Descartes’ executive management team will host a conference call to discuss the company’s financial results at 8:00 a.m. EST today. Designated numbers are (800) 734-1246 for North America or (416) 620-2415 for international. The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (800) 558-5253 or (416) 626-4100 and using passcode number 21328510. An archived replay of the webcast will be available at www.descartes.com/company/investors.

Descartes Global User Group Conference

Descartes’ Evolution 2007 Global User Group Conference is being held at the International Plaza Resort & Spa in Orlando, Florida from March 19th to the 21st. At this event, Descartes Customers from around the world can get together to network with other Descartes customers, meet the Descartes product management team, provide input on Descartes’ product development plans, and learn more about Descartes solutions and how to improve their operations. Further details on the Global User Group Conference can be found at the Descartes Web site at www.descartes.com/ events/user_group/conference.html.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, “book-to-bill” services for contract carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

Contact Information:

Tel: (519) 746-6114 ext. 2358 – Laurie McCauley

investor@descartes.com

###

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to deliver results to customers and shareholders and to improve its market position; customers driving value from Descartes solutions; the timing of Mr. Nussey’s departure and the filing of Descartes’ financial statements and management certifications in the U.S. and Canada; the announcement of and transition to his replacement; Descartes’ ability to achieve superior performance under the leadership of his replacement; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; Descartes’ ability to successfully integrate acquired business and assets; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; variances in our revenues from quarter to quarter; departures of key customers; recent increases in fuel prices; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for the fiscal year ended January 31, 2006. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, convertible debenture costs, deferred compensation and stock-based compensation, and impairment of goodwill). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q4FY07, Q3FY07, Q2FY07, Q1FY07, and Q4FY06 and our audited Consolidated Statements of Operations for FY07 and FY06, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY07	Q3FY07	Q2FY07	Q1FY07	Q4FY06	FY07	FY06

Net income, as reported on Consolidated Statements of Operations	1.2	0.4	1.1	1.2	1.0	4.0	3.0
Adjustments to reconcile to EBITDA:
Other income	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)	(0.6)	(1.4)
Income tax expense (recovery)	0.1	(0.1)	-	0.2	0.1	0.2	0.1
Depreciation expense	0.6	0.6	0.6	0.4	0.6	2.2	2.1
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	1.3	2.0	1.2	0.5	0.7	4.9	2.9
Amortization of convertible debenture costs, deferred compensation and stock-based compensation expense	0.2	0.2	0.1	0.3	-	0.8	0.3
EBITDA	3.3	3.0	2.8	2.4	2.2	11.5	7.0

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	January 31,	January 31,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	19,370	27,634
Marketable securities	2,551	5,367
Accounts receivable
Trade	6,905	5,188
Other	611	462
Prepaid expenses and other	919	651
Deferred contingent acquisition consideration	2,000	-
	32,356	39,302
CAPITAL ASSETS	6,766	6,039
GOODWILL	20,426	-
INTANGIBLE ASSETS	10,953	1,429
DEFERRED CONTINGENT ACQUISITION CONSIDERATION	833	-
	71,334	46,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,391	1,828
Accrued liabilities	2,820	3,750
Deferred revenue	2,374	2,776
	8,585	8,354

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 46,361,500 at January 31, 2007 (January 31, 2006 - 40,723,800)	19,319	21
Additional paid-in capital	448,850	446,565
Unearned deferred compensation	-	(57)
Accumulated other comprehensive loss	(123)	(375)
Accumulated deficit	(405,297)	(407,738)
	62,749	38,416
	71,334	46,770

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; FY07 AND QUARTERLY DATA UNAUDITED)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006
REVENUES	13,560	11,508	51,990	45,729
COST OF REVENUES	4,600	4,189	17,487	18,127
GROSS MARGIN	8,960	7,319	34,503	27,602
EXPENSES
Sales and marketing	2,503	2,247	10,138	8,488
Research and development	2,464	1,907	9,033	6,991
General and administrative	1,669	1,592	7,047	7,732
Amortization of intangible assets	727	585	2,718	2,693
Contingent acquisition consideration	535	-	2,040	-
Impairment of goodwill	-	100	100	200
Restructuring costs	(172)	-	(172)	(221)
	7,726	6,431	30,904	25,883
INCOME FROM OPERATIONS	1,234	888	3,599	1,719
OTHER INCOME (EXPENSE)
Interest expense	-	-	-	(699)
Investment income	97	166	592	645
Gain on sale of long-term investment	-	-	-	1,420
	97	166	592	1,366
INCOME BEFORE INCOME TAXES	1,331	1,054	4,191	3,085
INCOME TAX EXPENSE	117	88	204	96
NET INCOME	1,214	966	3,987	2,989
EARNINGS PER SHARE
Basic and diluted	0.03	0.02	0.09	0.07
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	46,342	40,721	45,225	40,711
Diluted	47,609	42,217	46,475	41,596

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; FY07 AND QUARTERLY DATA UNAUDITED)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006
OPERATING ACTIVITIES
Net income	1,214	966	3,987	2,989
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	618	561	2,200	2,098
Amortization of intangible assets	727	585	2,718	2,693
Contingent acquisition consideration	31	-	869	-
Impairment of goodwill	-	100	100	200
Amortization of convertible debenture costs	-	-	-	107
Amortization of deferred compensation	1	34	67	136
Stock-based compensation expense	197	-	729	-
Gain on sale of long-term investment	-	-	-	(1,420)
Changes in operating assets and liabilities:
Accounts receivable
Trade	38	120	(105)	1,909
Other	163	(48)	707	546
Prepaid expenses and other	71	330	(101)	567
Deferred contingent acquisition consideration	500	-	(2,833)	-
Accounts payable	369	64	563	23
Accrued liabilities	(1,241)	319	(1,533)	(2,147)
Deferred revenue	50	(248)	(583)	171
Cash provided by operating activities	2,738	2,783	6,785	7,872
INVESTING ACTIVITIES
Maturities of marketable securities	181	-	5,458	26,614
Sale of marketable securities	-	-	5,092	10,000
Purchase of marketable securities	-	(1,433)	(7,734)	(10,447)
Additions to capital assets	50	(878)	(1,202)	(1,171)
Sale of long-term investment	-	-	-	4,720
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(1,580)	(100)	(29,352)	(200)
Acquisition-related costs	(161)	-	(1,098)	-
Cash provided by (used in) investing activities	(1,510)	(2,411)	(28,836)	29,516
FINANCING ACTIVITIES
Purchase of convertible debentures	-	-	-	(26,995)
Cash provided by issuance of common shares	36	6	13,787	21
Cash provided by (used in) financing activities	36	6	13,787	(26,974)
Increase (decrease) in cash and cash equivalents	1,264	378	(8,264)	10,414
Cash and cash equivalents at beginning of period	18,106	27,256	27,634	17,220
Cash and cash equivalents at end of period	19,370	27,634	19,370	27,634